March 11, 2019

Jeffrey J. Guzy
Executive Chairman
CoJax Oil & Gas Corp
3033 Wilson Boulevard, Suite E-605
Arlington, Virginia 22201

       Re: CoJax Oil & Gas Corp
           Draft Registration Statement on Form S-1
           Submitted February 14, 2019
           Amendment No.1 to
           Draft Registration Statement on Form S-1
           Submitted February 15, 2019
           CIK No. 0001763925

Dear Mr. Guzy:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed February 15, 2019

Cover page

1. You disclose that you intend to offer and sell the shares of common stock through your officers and directors. As this appears a best efforts offering without a minimum number of shares that must be sold and proceeds received will be immediately available to you, please disclose the effects on investors both here and in the risk factors. For example, disclose that you may receive no proceeds or very minimal proceeds from the offering, and that in the event you do not raise sufficient capital to implement your planned
 Jeffrey J. Guzy
FirstName & Gas Corp
CoJax Oil LastNameJeffrey J. Guzy
Comapany2019
March 11, NameCoJax Oil & Gas Corp
March 11, 2019 Page 2
Page 2
FirstName LastName
         operations, an investor's entire investment could be lost. See Item 501(b)(8) of Regulation
         S-K.
2. Your prospectus cover page states that the offering will be conducted by officers and directors without commissions, thus your gross proceeds should be consistent with the total public offering price of $6 million. However, you list your "proceeds before expenses to us" as being $1.90 per share resulting in proceeds of $5.7 million. Please explain this discrepancy and revise your disclosure accordingly. For example, clarify whether you are paying a commission to your officers and directors or are otherwise paying such a commission to another entity, and clarify any basis of underwriting.
Corporate History and Recent Developments, page 7

3. You disclose that you have executed an investment banking and corporate advisory agreement with Newbridge Securities Corporation, and that this agreement will be filed as an exhibit. However, we note such agreement is not filed nor listed in the exhibit index.
         Please file the agreement with Newbridge Securities Corporation. See
Item 601 of
         Regulation S-K.
Management and Board of Directors
Executive Officers, page 34

4. Please identify the time periods associated with Mr. Delancey's business experience over the past five years. In this regard, it is unclear his duration of employment as CEO of
         Delancey's Pumping Services, Inc. See Item 401(e) of Regulation S-K. Use of Proceeds, page 44

5. We note you disclose the net proceeds from this Offering, after deduction of estimated expenses, will be approximately $5,700,000 if all shares of Common Stock offered are sold. However, the estimated offering expenses appear inconsistent with the estimated expenses of the offering described in Part II of the registration statement. Please explain this discrepancy or revise.
6. You appear to disclose the impact of receiving proceeds at 50% and 100% of the shares sold. As this appears a best efforts, no minimum offering , please revise to also disclose the impact of receiving funds at more varying levels, e.g., 10%, 25%, 75% of the shares being sold. See Instruction 1 to Item 504 of Regulation S-K. Financial Statements, page FS-1

7. Please update your registration statement to include audited financial statements for the fiscal year ended December 31, 2018 to comply with Rule 8-08(b) of Regulation S-X.
 Jeffrey J. Guzy
CoJax Oil & Gas Corp
March 11, 2019
Page 3
General

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Accounting Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameJeffrey J. Guzy                              Sincerely,
Comapany NameCoJax Oil & Gas Corp
                                                               Division of
Corporation Finance
March 11, 2019 Page 3                                          Office of
Natural Resources
FirstName LastName